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                           April 13, 2023

       Christopher Noyes
       Chief Financial Officer
       Liberty Latin America Ltd.
       2 Church Street
       Hamilton, Bermuda HM 11

                                                        Re: Liberty Latin
America Ltd.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 22,
2023
                                                            Form 8-K filed
February 22, 2023
                                                            File No. 001-38335

       Dear Christopher Noyes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Year Ended December 31, 2022 as Compared with Year Ended December 31,
2021
       Consolidated Adjusted OIBDA, page II-6

   1. Your discussion and analysis of Consolidated Adjusted OIBDA absent corresponding information on
Consolidated Operating Income is not consistent with the guidance prescribed in Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DI on
                                                        Non-GAAP Financial
Measures. Please revise in future filings.
 Christopher Noyes
Liberty Latin America Ltd.
April 13, 2023
Page 2
Form 8-K filed February 22, 2023

Non-GAAP Reconciliations
Adjusted OIBDA and Adjusted OIBDA less P&E Additions, page 22

2. We note your calculation of Adjusted OIBDA less Property and Equipment Additions results in a measure of income reflecting an adjustment for a balance sheet
      component (i.e., asset addition). Tell us how your calculation of this performance measure is consistent with performance measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the C&DI on Non-GAAP measures.
Non-GAAP Reconciliation for Consolidated Leverage Ratios, page 29

3. Please explain to us why you annualize operating income and Adjusted OIBDA based on the last two quarters instead of actual operating income and Adjusted OIBDA during the trailing twelve months in connection with calculating the denominator of leverage ratios on a GAAP and non-GAAP basis. Given historical monthly and annual data, it is unclear why GAAP and non-GAAP performance measures for an annual period have to be estimated ("annualized") and how "the last two quarters annualized" would be a faithful representation of an annual period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher Noyes
                                                          Division of
Corporation Finance
Comapany NameLiberty Latin America Ltd.
                                                          Office of Technology
April 13, 2023 Page 2
cc:       Brian Zook
FirstName LastName